SEC 15045144 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mocho Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd, Suite 1120
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Donnellan (312) 281-5572
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ed Donnellan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mocho Trading LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

OFFICIAL SEAL
JOHN S DOYCHICH
Notary Public - State of Illinois
My Commission Expires Dec 30, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOCHO TRADING LLC

Table of Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Managing member
Mocho Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mocho Trading, LLC (the Company) as of December 31, 2014 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mocho Trading, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 19, 2015

MOCHO TRADING LLC

Statement of Financial Condition

December 31, 2014

ASSETS	
Cash	$ 2,539,318
Receivable from broker/dealers, net	5,085,425
Fixed assets (net of accumulated depreciation and amortization of $81,666)	545,995
Memberships in exchanges, at cost (fair value: $3,137,500)	2,425,828
Other assets	94,714
TOTAL ASSETS	**$ 10,691,280**
LIABILITIES & MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 168,248
Total Liabilities	168,248
Members' Equity	10,523,032
Total Members' Equity	10,523,032
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 10,691,280**

See notes to statement of financial condition

1. *NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES*

Nature of Business:

Mocho Trading LLC (the Company), a Delaware Limited Liability Company, was formed on January 13, 2014. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 and is engaged exclusively in proprietary trading. The Company maintains memberships and participations on various U.S. securities and futures exchanges.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting
The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America (GAAP) as established by the Financial Accounting Standards Board (the FASB). The Company maintains its financial records in United States dollars.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from those estimates.

Revenue Recognition
The Company buys and sells securities and futures for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net. Securities and futures transactions and related commissions and clearing expenses are recorded on a trade date basis as securities and futures transactions occur.

Receivable from Broker/Dealers
Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Fixed Assets
Equipment, furniture and software are recorded at cost and are depreciated and amortized over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The costs of computer software developed or acquired for internal use incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs incurred during the post-implementation or operation stage are expensed as incurred. Such costs will be amortized based on a straight-line basis over the estimated economic life of the product, which is two years. Amortization of the internally developed software began on September 1, 2014.

1. *NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Exchange Memberships
The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost. The Company has considered fair value and noted that fair value was higher than cost and thus there were no impairments at December 31, 2014.

Income Taxes
The Company is taxed as a partnership and generally does not pay federal and state income taxes on its taxable income. Instead the members are liable for federal and state income taxes on their proportionate share of the Company's taxable income. FASB provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained when challenged or when examined by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2014. The Company is subject to examination by federal and state tax authorities, however there are currently no audits in progress.

2. *RECEIVABLE FROM BROKER/DEALERS*

Receivable from and payable to clearing broker at December 31, 2014, consist of the following:

	Receivable	Payable
Cash	$ 5,090,544	$ -
Receivable from broker/dealers	425,536	
Payable to broker/dealers		(425,854)
Unsettled transactions		(4,801)
	$ 5,516,080	$ (430,655)

During the year, the Company entered into a loan agreement with a bank affiliate of the Company's clearing broker, which facilitates carrying futures positions and trading activities in an account held by a specified futures commission merchant. The Company shall pay interest on the outstanding principal amount of each loan from the date of such loan until it is paid in full, at a rate equal to one point one percent (1.10%) per annum in excess of USD LIBOR (London Interbank Offered Rate). The amount of borrowings is limited to $25,000,000. At December 31, 2014, the outstanding loan under this agreement was $0.

3. *FAIR VALUE OF FINANCIAL INSTRUMENTS*

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

3. *FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)*

Level 1 – Valuations based on an unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2014, the Company did not maintain any financial instruments.

4. *FIXED ASSETS*

At December 31, 2014, the Company had furniture, equipment, software and leasehold improvements as follows:

Internally developed software	$ 258,402
Software licenses	59,137
Computer equipment	269,616
Furniture	27,138
Leasehold improvements	13,368
Less: accumulated depreciation and amortization	(81,666)
	$ 545,995

5. *RELATED PARTY TRANSACTIONS*

The Company has entered into an expense sharing arrangement with a related party whereby support services that include compensation, occupancy and telecommunication and certain other operating expenses are paid the Company and the related party reimburses the Company for these expenses. At December 31, 2014, there was no receivable for expenses.

6. *MEMBERS' EQUITY*

The Company's Operating Agreement provides for two classes of members, Class A and Class B as defined. The owners of the Class A Units control all voting rights and are responsible for appointing members to the management committee. Class B Units have no voting rights in the Company, but allow for profit participation and receipt of Class A Units. At December 31, 2014, 13,450,000 and 3,177,500 Class A Units and Class B Units, respectively, were issued. Class B Units were issued to employees and members and fully vest on the first day of the second full quarter following the date of issuance. At December 31, 2014, 2,912,500 Class B units were fully vested and 265,000 will vest in 2015. All Class B Units were determined to have no fair value as of the grant date and no expense was recognized.

7. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

Concentrations of Credit Risk
The Company clears its trades through one clearing broker. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

Cash Concentration
The Company also maintains its cash balances at one bank. Accounts held at the bank are insured by the Federal Deposit Insurance Corporation, up to $250,000, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

8. COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

The Company leases office space under a non-cancelable operating sub lease agreement that expires September 30, 2016. At December 31, 2014, the future minimum annual sub lease obligations were as follows:

2015	$63,801
2016	$48,682

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and had not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any futures obligations under these representations and warranties to be remote.

9. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate debit balances arising from customer transactions, as defined, or $250,000. At December 31, 2014, the Company had net capital of $7,456,496 which was $7,206,496 in excess of its required net capital of $250,000.

10. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering all eligible employees as defined under section 401(k) of the Internal Revenue Code.

11. SUBSEQUENT EVENTS

During the period from January 1, 2015 through February 19, 2015, members made capital contributions of $500,000 and withdrawals totaling $140,625.

The Company has evaluated all known subsequent events through the date the accompanying financial statements were issued.

MOCHO TRADING LLC

Financial Report

December 31, 2014

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.